Exhibit 99.3

LightInTheBox Holding Co., Ltd.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We ___________________________________________________________________________________

Please Print Name(s)

of _____________________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with _________________ shares respectively hereby appoint

_____________________________________ of ________________________________________________

or failing him/her

_____________________________________ of ________________________________________________

or failing him/her the duly appointed chairman of the AGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on September 28, 2023 at 8:00 p.m. (local time) at 11th Floor, 1188 Financial Center, No.1188 Minsheng Road, Pudong New Area, Shanghai, People’s Republic of China and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolutions	For	Against	Abstain

Proposal No. 1: to be resolved as a special resolution that the fourth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association.

Proposal No. 2: to be resolved as an ordinary resolution that the re-election of Mr. Jian He as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 3: to be resolved as an ordinary resolution that the re-election of Mr. Zhiping Qi as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 4: to be resolved as an ordinary resolution that the re-election of Mr. Zhentao Wang as a director of the Company until his term of office due on March 31, 2025 is approved;

Proposal No. 5: to be resolved as an ordinary resolution that the re-election of Mr. Xiongping Yu as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 6: to be resolved as an ordinary resolution that the re-election of Mr. Meng Lian as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 7: to be resolved as an ordinary resolution that the re-election of Ms. Ge Yan as a director of the Company until her term of office due on March 31, 2025 is approved;
Proposal No. 8: to be resolved as an ordinary resolution that the re-election of Mr. Wei Yu as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 9: to be resolved as an ordinary resolution that the re-election of Dr. Hanhua Wang as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 10: to be resolved as an ordinary resolution that the re-election of Dr. Peng Wu as a director of the Company until his term of office due on March 31, 2025 is approved;
Proposal No. 11: to be resolved as an ordinary resolution that the re-election of Dr. Lei Deng as a director of the Company until his term of office due on March 31, 2025 is approved;

Proposal No 12: to be resolved as an ordinary resolution that any one of the directors of the Company be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretions, thinks fit.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signed:

Name:

Date:

In the case of joint holders the senior holder (see note 4 below) should sign.

Please provide the names of all other joint holders:

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 51 Tai Seng Avenue, #05-02B/C, Pixel Red, Singapore (533941) or send copies of the foregoing by email to AGM@lightinthebox.com, in each case marked for the attention of Yuanjun Ye, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.